FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☐	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on the approval obtained on the project at Jinling Power Plant Phase II of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on October 15, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
APPROVAL OBTAINED ON THE PROJECT
AT HUANENG JINLING POWER PLANT PHASE II

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced that the project of 1 x 1,000 MW domestic ultra-supercritical coal-fired generating unit at Huaneng Jinling Power Plant Phase II has recently been approved by the National Development and Reform Commission.

The project at Huaneng Jinling Power Plant Phase II will concurrently install high-performance electrostatic precipitators, flue-gas desulphurisation and denitrification facilities and flue-gas continuous emission monitoring system. Various emission indices at the power plant will satisfy the environmental protection requirements of the State.

The total investment amount of the project is estimated to be approximately RMB5.16 billion, of which 20% is equity capital to be funded by the Company, Jiangsu Guoxin Asset Management Group Company Limited and Nanjing Municipal Investment Company in the respective proportions of 60%, 30% and 10%. The remaining investment will be funded by bank loans.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
15 October 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    October 15, 2008